Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the unaudited condensed consolidated financial statements and the notes thereto set forth in this offering memorandum, the “Management’s discussion and analysis” in our 2012 Annual Report on Form 20-F and the financial statements and notes in our consolidated financial statements and related notes included in our 2012 Annual Report on Form 20-F. This discussion contains forward-looking statements that involve risks and uncertainties. As used in this document, “we,” “us,” the “Company,” “our” or “SouFun” are to SouFun Holdings Limited, a company incorporated in the Cayman Islands, our predecessor, our consolidated subsidiaries and our consolidated controlled entities. As used herein, $ or US$ refer to United States dollars and RMB refers to “RMB” and “Renminbi,” the legal currency of China. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Overview

We operate the leading real estate Internet portal in China, as measured by the number of page views and visitors to our websites as of September 30, 2013, according to Development Counseling Center, Inc. (“DCCI”), an independent market research institution, commissioned by us. We also operate one of the leading home furnishing and improvement websites in terms of unique visitors according to research from CR-Nielsen in 2012. Through our websites, we provide marketing, e-commerce, listing and other value-added services for China’s fast-growing real estate and home-related sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home-related sectors in China. Our current service offerings include:

•	Marketing services: We offer marketing services on our websites, mainly through advertisements, to real estate developers in the marketing phase of new property developments, as well as to real estate agencies and suppliers of home furnishing, improvement and other home-related products and services who wish to promote their products and services. A majority of our revenues is derived from marketing services. Marketing services were the largest source of our revenues in 2012 and the nine months ended September 30, 2013.

•	E-commerce services: We began to offer e-commerce services in 2011, including SouFun membership services and online transaction platform services. We provide both free and paid SouFun membership services to registered members of our SouFun cards. Our free services include primarily regular updates regarding local property developments, tours to visit property developments and other services relating to property purchases. Our paid services primarily include offers to purchase properties at a discount from our partner developers and dedicated information and related services to facilitate property purchases. Our members pay a specified fee for each property in order to be eligible for the discount. Prior to 2012, our SouFun membership services were categorized as other value-added services and products. In addition, through our www.jiatx.com website, we offer an online transaction platform and related e-commerce services to home furnishing and improvement vendors in China. Our SouFun membership services have grown rapidly, making e-commerce services the second largest source of our revenues in 2012 and the nine months ended September 30, 2013.

•	Listing services: We offer basic and special listing services. Our basic listing services are primarily offered to real estate agents, brokers, developers, property owners and managers and suppliers of home furnishing and improvement and other home-related products and services. Our basic listing services allow our customers to post information about their products and services on our websites. Our special listing services offer customized marketing programs involving both online listings and offline themed events. Listing services were the third largest source of revenues in 2012 and the nine months ended September 30, 2013.

•	Other value-added services: We offer subscription-based access to our information database and research reports and “total web solution” services. In December 2013, we also announced that we would begin offering financial services by third parties that relate to home purchases through our SouFun Financial Services Channel. In 2009 and 2010, we also sold other value-added products which consisted of prepaid cards issued by home furnishing and improvement vendors. We ceased the sale of prepaid cards in 2011. We have built a large and active community of users, who are attracted by the comprehensive real estate and home-related content available on our portal that forms the foundation of our service offerings. According to CR-Nielsen, in the fourth quarter of 2012, our website, www.soufun.com, received a monthly average of approximately 28.1 million unique visitors and generated a monthly average of approximately 64.6 million website visits. We currently maintain about 100 offices to focus on local market needs.

Our revenues increased by 48.6% from US$282.7 million in the nine months ended September 30, 2012 to US$420.2 million in the same period in 2013. Our net income attributable to our shareholders increased by 94.2% from US$96.0 million to US$186.5 million over the same period. Marketing, e-commerce, listing and other value-added services accounted for 60.0%, 21.9%, 16.5% and 1.6%, respectively, of our total revenues in the nine months ended September 30, 2012 and 43.1%, 28.8%, 26.5% and 1.6%, of our total revenues in the nine months ended September 30, 2013.

Key operating and financial performance metrics

We monitor the key operating and financial performance metrics set forth in the tables below to help us evaluate growth trends, establish budgets, measure the effectiveness of our sales and marketing efforts and assess our operational efficiencies. Certain of these measures, non-GAAP net income and adjusted earnings before interest, taxes, depreciation and amortization (“adjusted EBITDA”) are not measures calculated in accordance with GAAP and should not be considered as an alternative to any measure of financial performance calculated and presented in accordance with GAAP. In addition, these non-GAAP measures may not be comparable to similarly titled measures of other companies because other companies may not calculate them in the same manner that we do.

	Year Ended December 31,			Nine Months Ended September 30,
	2012	2011	2010	2013	2012
	(U.S. dollars, in thousands)
Non-GAAP net income	$174,203	$123,879	$74,419	$192,328	$109,093
Adjusted EBITDA	213,472	153,370	89,223	239,107	138,502

Non-GAAP net income measures GAAP net income, excluding the impact of stock-based compensation expense, initial public offering related expense, other-than-temporary impairment on available-for-sale security, gain on bargain purchase, withholding tax on dividends and one-off tax impact.

Adjusted EBITDA is defined as non-GAAP net income before income tax, excluding one-off tax impact and withholding tax related to dividend, interest expenses, interest income, and depreciation. Adjusted EBITDA, while generally a measure of profitability, excludes certain non-cash expenses, interest and other income, income taxes, and certain other items that management believes affect the comparability of operating results.

Non-GAAP net income and adjusted EBITDA are key measures used by our management and board of directors to understand and evaluate our core operating performance and trends. In particular, we believe that the exclusion of the expenses eliminated in calculating non-GAAP net income and adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that non-GAAP net income and adjusted EBITDA provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors.

These non-GAAP measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our financial results as reported under GAAP. Some of these limitations are:

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditures;

•	non-GAAP net income does not reflect the potentially dilutive impact of equity-based compensation;

•	adjusted EBITDA does not reflect tax payments that historically have represented a reduction in cash available to us or tax benefits that may arise as a result of generating net losses; and

•	other companies, including companies in our industry, may calculate adjusted EBITDA or similarly titled measures differently, which reduces its usefulness as a comparative measure.

Because of these and other limitations, you should consider non-GAAP net income and adjusted EBITDA alongside other GAAP-based financial performance measures, including various cash flow metrics, net income and our other GAAP financial results.

The following tables present reconciliations of net income to non-GAAP net income and net income to adjusted EBITDA from continuing operations for each of the periods indicated:

	Year Ended December 31,			Nine Months Ended September 30,
Reconciliation of net income and non-GAAP net income	2012	2011	2010	2013	2012
	(U.S. dollars, in thousands)
GAAP net income	$151,804	$101,597	$63,148	$186,588	$96,044
Share-based compensation	7,149	7,170	5,075	5,235	3,996
Initial public offering related expense	—	—	2,760	—	—
Other-than-temporary impairment on available-for-sale security	14	4,343	—	(821)	14
Gain on bargain purchase	—	—	—	(102)	—
One-off tax impact(1)	(1,631)	(7,645)	3,406	(15,101)	(1,631)
Withholding tax related to dividends(2)	16,867	18,414	—	16,529	10,671
Non-GAAP net income	174,203	123,879	74,389	192,328	109,094

(1)	One-off tax impact recognized in the nine months ended September 30, 2013 represents the adjustment on the applicable income tax rate used to measure the deferred tax liabilities in relation to the cumulative undistributed earnings of our two PRC subsidiaries which were not permanently reinvested. In September 2013, the subsidiaries obtained approvals from the tax authority for a reduced withholding tax rate of 5% on repatriation of dividends during the years 2013 to 2015 under the Arrangement between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation.

One-off tax impact recognized in the year ended December 31, 2012 and nine months ended September 30, 2012 represents the adjustment on two of our PRC subsidiaries’ prior year tax positions upon obtaining approvals from tax authority in April 2012 to claim the tax incentive of “Software Enterprise” effective January 1, 2011.

One-off tax impact recognized in the year ended December 31, 2011 represents an adjustment on certain of our PRC subsidiaries’ tax position in relation to Guoshuihan [2010] No.157 (“Circular 157”) as the tax authority made a clarifying interpretation during 2011.

One-off tax impact recognized in the year ended December 31, 2010 represents cumulative adjustments on certain of our subsidiaries’ tax positions between January 1, 2008 and when Circular 157 was issued and in effect.

(2)	Withholding tax related to dividends represents deferred tax liabilities recognized in relation to undistributed earnings of the PRC subsidiaries that are available for distribution to non-PRC parent companies during the period presented.

	Year Ended December 31,			Nine Months Ended September 30,
Reconciliation of non-GAAP and adjusted EBITDA	2012	2011	2010	2013	2012
	(U.S. dollars, in thousands)
Non-GAAP net income	$174,203	$123,879	$74,389	$192,328	$109,094
Add Back
Interest expenses	11,630	4,026	—	10,187	8,036
Income tax expense excluding one-off tax impact and withholding tax related to dividends	40,669	31,848	14,816	49,138	30,555
Depreciation expenses	6,376	4,100	2,378	6,979	4,769
Subtract
Interest income	(19,406)	(10,483)	(2,390)	(19,525)	(13,951)
Adjusted EBITDA	213,472	153,370	89,193	239,107	138,503

Recent developments

BaoAn acquisition

In December 2012, we entered into an agreement to acquire a portion of the BaoAn Building in Shanghai for our Shanghai headquarters through the acquisition of the entire equity interests in three companies that owned and operated the property from China BaoAn Group Co., Ltd., a Chinese company, and its affiliated companies, for RMB800 million (US$127.3 million) in cash. The property, located at 800 Dongfang Road, Pudong, Shanghai, has usable space of approximately 42,000 square meters and is currently used for offices, retail space and a hotel. We plan to gradually convert it into office and training space to support our business expansion in Shanghai and East China area. The relevant regulatory approvals were obtained and the acquisition was completed in the first quarter of 2013.

Dividend distribution

In July 2013, we declared a cash dividend of US$1.00 per share on our ordinary shares, or an aggregate of US$81.0 million to holders of our ordinary shares and ADSs, payable to shareholders of record on July 29, 2013.

Factors affecting our results of operations

Economic growth in China and in the PRC real estate market

We conduct substantially all of our business and operations in China. Accordingly, our results of operations have been, and are expected to continue to be, affected by the general performance of China’s economy. As a leading real estate Internet portal, our financial results have also been affected by the performance of the real estate and home furnishing and improvement sectors in China.

Growth in China’s Internet and online marketing sectors

We are an Internet portal company and a majority of our revenues is generated from our marketing services. As such, our results of operations are heavily dependent on the successful and continued development of China’s Internet and online marketing sectors. The Internet has emerged as an increasingly attractive and cost-effective advertising channel in China, especially as the number of Internet users, disposable income of urban households and network infrastructure in China have increased.

Competition in China’s online real estate and home-related Internet services

We face competition from other companies in each of our primary business activities. In particular, the online real estate and home-related Internet service market in China has become increasingly competitive, and such competition may continue to intensify in future periods. As the barriers to entry for establishing Internet-based businesses are typically low, it is possible for new entrants to emerge and rapidly scale up their operations. We expect additional companies to enter the online real estate and home-related Internet service industry in China and a wider range of online services in this area will be introduced. As a result, we will need to offer new and differentiated services to remain competitive.

Performance of certain geographic areas and urban centers in China

A substantial portion of our revenues is concentrated in China’s major urban centers including Beijing, Shanghai, Chengdu, Chongqing, Tianjin and Shenzhen. Although the portion of our revenues from these six urban centers has decreased as we expanded our operations elsewhere in China, we expect them to continue to represent a significant portion of our revenues in the near term. We also plan to expand into new geographic areas and sectors. As of September 30, 2013, we had established real estate-related content, search services, marketing and listing coverage of more than 330 cities across China, and we offer our SouFun membership services in more than 35 cities. The financial performance of our business in new cities will have a substantial impact on our results of operations as we expand into new markets, as we may incur significant additional operating expenses, including hiring new sales and other personnel, in order to expand our operations.

PRC regulations affecting the Internet, online marketing and real estate industries

The Internet, online marketing and real estate industries in China are heavily regulated. PRC laws, rules and regulations cover virtually every aspect of these industries, including entry into the industry, the scope of permissible business activities and foreign investment. The PRC government also exercises considerable direct and indirect influence over these industries by imposing industry policies and other economic measures. Many of these regulations have recently been implemented and are expected to be refined and adjusted over time. Moreover, the PRC government regulates interest rates, real estate transaction taxes and the acquisition and ownership of real estate. It also regulates Internet access and the distribution of news, information or other content, as well as products and services, through the Internet. The PRC government also levies business taxes, value-added taxes, surcharges and cultural construction fees on advertising-related sales in China, such as sales of our marketing, e-commerce, listing and other value-added services. In addition, because certain of our PRC subsidiaries and consolidated controlled entities currently qualify as “high and new technology enterprises,” those subsidiaries and entities enjoy tax holidays from the relevant PRC tax authorities or under local governmental policies. If we were to lose such preferential tax treatment, we would be subject to a higher enterprise income tax rate, which would have a material and adverse effect on our financial condition, results of operations and profitability. Political, economic and social factors may also lead to further policy refinement and adjustments. The imposition of new laws and regulations, or changes to current laws and regulations, could have a material impact on our business, financial condition and results of operations.

Demand for home furnishing and improvement information and products

As China’s real estate market has expanded and matured, the ancillary home furnishing and improvement industry has also been growing to meet rising consumer demand. Similarly, we have expanded our marketing and listing services to suppliers of home furnishing and improvement products and services. By adding this category of advertisers and clients, we have been able to expand our sources of marketing and listing service revenues and, accordingly, expect our revenue growth to benefit from the continued growth of China’s home furnishing and improvement sectors.

Discussion of selected statements of operations items

Revenues

We derive our revenues from marketing, e-commerce, listing and other value-added services.

The following table sets forth the principal components of our total net revenues by amount and as a percentage of our total net revenues for the periods presented:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2012		2011		2010		2013		2012
	U.S. $	% of total net revenues	U.S. $	% of total net revenues	U.S. $	% of total net revenues	U.S. $	% of total net revenues	U.S. $	% of total net revenues
	(in thousands, except percentages)
Revenues:
Marketing services	$249,861	58.1%	$246,634	71.7%	$167,711	74.7%	$181,245	43.1%	$169,627	60.0%
E-commerce services	102,162	23.8%	24,170	7.0%	—	—	121,029	28.8%	62,052	21.9%
Listing services	72,874	16.9%	67,125	19.6%	40,355	18.0%	111,568	26.5%	46,781	16.5%
Other value-added services	5,361	1.2%	5,897	1.7%	3,001	1.3%	6,384	1.6%	4,261	1.6%
Other value-added products	—	—	—	—	13,423	6.0%	—	—	—	—

Total revenues	$430,258	100.0%	$343,826	100.0%	$224,490	100.0%	$420,226	100.0%	$282,721	100.0%

Marketing services

Our marketing service revenues consist of revenues derived from the advertising services provided by our new home, secondary and rental properties and home furnishing and improvement businesses. Our marketing services include the design and deployment on our websites of banners, links, logos and floating signs. In 2010, 2011, 2012 and the nine months ended September 30, 2012 and 2013, revenues generated from our marketing services represented 74.7%, 71.7%, 58.1%, 60.0% and 43.1% of our revenues, respectively. We expect revenues from marketing services to remain the most important source of our revenues for the foreseeable future.

The following table presents our marketing service revenues for each of our businesses by amount and percentage of our revenues for the periods indicated:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2012		2011		2010		2013		2012
	U.S. $	% of marketing service revenues	U.S. $	% of marketing service revenues	U.S. $	% of marketing service revenues	U.S. $	% of marketing service revenues	U.S. $	% of marketing service revenues
	(in thousands, except percentages)
Marketing service revenues:
New home	$222,963	89.2%	$210,719	85.4%	$138,030	82.3%	$163,404	90.2%	$153,446	90.5%
Home furnishing and improvement	25,695	10.3%	33,635	13.7%	28,634	17.1%	17,098	9.4%	15,255	9.0%
Secondary and rental	1,203	0.5%	2,280	0.9%	1,047	0.6%	743	0.4%	926	0.5%

Total	$249,861	100.0%	$246,634	100.0%	$167,711	100.0%	$181,245	100.0%	$169,627	100.0%

New home business accounted for 82.3%, 85.4%, 89.2%, 90.5% and 90.2% of our marketing service revenues in 2010, 2011, 2012, the nine months ended September 30, 2012 and 2013, respectively.

E-commerce services

Our paid SouFun membership services primarily include offers to purchase properties at a discount from our partner developers and dedicated information and related services to facilitate property purchases. Fees of our paid SouFun membership services generally range from RMB5,000 to RMB20,000. In addition, through our website www.jiatx.com, we offer an online transaction platform and related e-commerce services to home furnishing and improvement vendors in China. We earn a commission, which generally ranges from 5% to 15% of the sales transaction amount, from the third-party vendors when a transaction is completed through our marketplace and online payment platforms. Revenues from e-commerce services represented 7.0%, 23.8%, 21.9% and 28.8% of our revenues in 2011, 2012, the nine months ended September 30, 2012 and 2013, respectively.

Listing services

We offer basic listing services and special listing services. Revenues from basic listing services are predominantly derived from our secondary and rental business. Special listing services are tailor-made marketing campaigns provided primarily to developers marketing new property developments. We identify property developments with similar attributes and create a plan for collectively promoting such property developments in a “special listing,” typically in the form of an online listing supported or supplemented by an offline event, such as a physical discussion forum or a banquet gathering, with the special listing as the theme.

The following table sets forth our listing service revenues by amount and percentage of our revenues for the periods indicated:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2012		2011		2010		2013		2012
	U.S. $	% of listing service revenues	U.S. $	% of listing service revenues	U.S. $	% of listing service revenues	U.S. $	% of listing service revenues	U.S. $	% of listing service revenues
	(in thousands, except percentages)
Listing service revenues:
Basic listing	$55,626	76.3%	$55,359	82.5%	$32,297	80.0%	$100,214	89.8%	$35,726	76.4%
Special listing	17,248	23.7%	11,766	17.5%	8,058	20.0%	11,354	10.2%	11,055	23.6%

Total	$72,874	100.0%	$67,125	100.0%	$40,355	100.0%	$111,568	100.0%	$46,781	100.0%

Other Value-added Services and Products

We derive revenues from other value-added services, including subscriptions to our information database, research reports and total web solution services. In December 2013, we also announced that we would begin offering financial services by third parties that relate to home purchases through our SouFun Financial Services Channel. In addition, we sold other value-added products, consisting of prepaid cards issued to us by certain home furnishing and improvement vendors in exchange of our marketing services, in 2009 and 2010. In 2010, 2011, 2012 and the nine months ended September 30, 2012 and 2013, revenues from other value-added services and products represented 7.3%, 1.7%, 1.2%, 1.6% and 1.6% of our revenues, respectively.

Cost of revenues

Our cost of revenues includes cost of services and cost of other value-added services and products. Cost of services primarily consists of staff costs, business taxes, value-added taxes and surcharges, operating lease expenses, network costs, communication expenses, share-based compensation expenses and other costs directly related to the offering of our marketing, e-commerce, listing and other value-added services and products. In 2010, 2011, 2012 and the nine months ended September 30, 2012 and 2013, our cost of revenues represented 27.6%, 19.4%, 18.8%, 19.6% and 17.8% of our revenues, respectively.

Operating expenses

Our operating expenses consist of selling expenses and general and administrative expenses. The following table sets forth the components of our operating expenses for the periods indicated, both in absolute amounts and as percentages of our total net revenues. We expect our operating expenses to generally increase in absolute amount and decrease as percentage of total net revenues in the future:

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2012		2011		2010		2013		2012
	U.S. $	% of operating expenses	U.S. $	% of operating expenses	U.S. $	% of operating expenses	U.S. $	% of operating expenses	U.S. $	% of operating expenses
	(in thousands, except percentages)
Operating expenses:
Selling expenses	$80,056	53.1%	$67,207	49.1%	$42,512	50.6%	$67,112	54.9%	$52,241	53.0%
General and administrative expenses	70,780	46.9%	69,611	50.9%	41,547	49.4%	55,223	45.1%	46,375	47.0%

Total	$150,836	100.0%	$136,818	100.0%	$84,059	100.0%	$122,335	100.0%	$98,616	100.0%

Selling expenses

Our selling expenses primarily consist of staff costs, such as salaries and benefits paid to personnel in our sales and distribution department, operating lease expenses, traveling and communication expenses, office expenses and advertising and promotion expenses, including fees we pay to other Internet portals for the purpose of promoting and increasing traffic to our websites. Selling expenses also include other expenses incurred in relation to our selling and distribution activities and share-based compensation costs in connection with stock options and other share-based compensation granted to our sales and marketing personnel. We expect our selling expenses to increase in the near future in line with an increase in revenues as we continue to promote our websites and our brand name.

General and administrative expenses

General and administrative expenses primarily consist of staff costs, such as salaries and benefits paid to our management and general administrative, product and development personnel, bad debt expense relating to uncollectible accounts receivable, office expenses, communication expenses and other expenses in relation to general and administrative purposes, as well as website development expenses related to the maintenance of our Internet portal browser and real estate database. Our general and administrative expenses also include share-based compensation costs in connection with share options and other share-based compensation granted to our general administrative, technical and research personnel. We expect our general and administrative expenses to increase in absolute amounts as our business continues to grow and remain relatively stable as a percentage of our revenues.

Taxation

We are subject to income tax on an entity basis on profits arising in or derived from the jurisdictions where we, our subsidiaries or our consolidated controlled entities are domiciled or have operations.

Cayman Islands

Under the current laws of the Cayman Islands, we and our subsidiaries, China Home Holdings Limited, China Property Holdings Limited and Sou You Tian Xia Holdings Limited, are not subject to tax on income or capital gains. In addition, upon payments of dividends by us to our shareholders, we do not believe any Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, our subsidiaries, Pendiary Investments, Selovo Investments, China Home Holdings (BVI) Limited, China Property Holdings (BVI) Limited, Best Scholar Holdings Limited and Sou You Tian Xia Holdings (BVI) Limited, are not subject to tax on income or capital gains. In addition, upon payments of dividends by these companies to their shareholders, we do not believe any British Virgin Islands withholding tax will be imposed.

Hong Kong

Our subsidiaries, Bravo Work Investments Limited, China Index Academy, SouFun International, China Home Holdings (HK) Limited, China Real Estate Agent University, HK Property Network Limited and Sou You Tian Xia Holdings (HK) Limited are incorporated in Hong Kong. No provision for Hong Kong profits tax has been made in the financial statements as our subsidiaries in Hong Kong have no assessable profits for the three years ended December 31, 2012 and nine months ended September 30, 2012 and 2013. In addition, upon payment of dividends by these companies to their shareholders, we do not believe any Hong Kong withholding tax will be imposed.

PRC

The New EIT Law applies a unified 25.0% enterprise income tax (“EIT”) rate to both foreign invested enterprises and domestic enterprises, unless a preferential EIT rate is otherwise stipulated. A five-year transition period was allowed for those enterprises which enjoyed a reduced EIT rate prior to 2008 with the transitional EIT rates of 18.0%, 20.0%, 22.0%, 24.0% and 25.0% for 2008, 2009, 2010, 2011 and 2012, respectively. Thus, the applicable EIT rate for SouFun Shenzhen and SouFun Shanghai was 22.0%, 24.0%, 25.0% and 25% for 2010, 2011 and 2012 and the nine months ended September 30, 2013, respectively.

On April 14, 2008, the relevant governmental regulatory authorities released further qualification criteria, application procedures and assessment processes for qualifying for the “high and new technology enterprise” (“HNTE”) status under the New EIT Law which entitles qualified and approved entities for a favorable statutory tax rate of 15.0%.

In April 2009, the State Administration for Taxation (“SAT”) issued Circular Guoshuihan 2009 No. 203 (“Circular 203”) stipulating that entities which qualified for HNTE status should apply with the relevant tax authorities to enjoy the reduced EIT rate of 15.0% provided under the New EIT Law starting from the year when an entity’s new HNTE certificate becomes effective. In addition, an entity which qualified for HNTE status was able to continue to enjoy its remaining tax holiday from January 1, 2008 provided that it has obtained the HNTE certificate according to the new recognition criteria set by the New EIT Law and the relevant regulations.

In May and June 2009, certain of our wholly owned subsidiaries and consolidated controlled entities, SouFun Media, SouFun Network, Beijing Technology, Beijing JTX Technology and Beijing Zhongzhi, obtained the new HNTE certificate with effect from January 1, 2009. As approved by the relevant tax authorities, Beijing Zhongzhi and SouFun Media were entitled to enjoy the reduced EIT rate of 15.0% for 2009, 2010 and 2011. Beijing Technology, SouFun Network were entitled to continue their remaining tax holiday granted under the old EIT Law of 7.5%, 7.5%, 7.5% for 2009, 2010 and 2011, respectively. Beijing JTX Technology was entitled to continue its remaining tax holiday granted under the old EIT Law of nil, 7.5%, 7.5%, 7.5% for 2009, 2010, 2011 and 2012, respectively.

The HNTE certificates for SouFun Network, SouFun.Media, Beijing Zhong Zhi and Beijing JTX Technology expired on May 27, 2012. The HNTE certificates for Beijing Technology expired on June 12, 2012. We applied for renewal of the HNTE certificates for these subsidiaries, which would enable them to continue qualifying for the preferential tax rates in 2012, 2013 and 2014. The approval for the renewal of the HNTE certificates for the five subsidiaries was published on the Beijing Municipal Science & Technology Commission’s website between April and October 2012 and we received the renewed HNTE certificates between May and November 2012.

The SAT subsequently issued Circular Guoshuihan 2010 No.157 (“Circular 157”) in April 2010 to further clarify the applicable EIT rate for entities which qualified for HNTE status. According to Circular 157, entities which qualified for HNTE status should elect one of the following two EIT treatments and no changes can be made once the election is made:

1) The applicable EIT rate is 15.0% but the remaining tax holiday should no longer be enjoyed; or

2) The remaining tax holiday could be enjoyed based on the transitional EIT rates, that is, 18.0%, 20.0%, 22.0% 24.0% and 25.0% from 2008 to 2012.

The effective date of Circular 157 was January 1, 2008. As a consequence of Circular 157, we elected to apply the second EIT treatment. The applicable EIT rate for SouFun Network and Beijing Technology was 10.0%, 11.0% and 12.0% for 2009, 2010 and 2011, respectively, while the applicable EIT rate for Beijing JTX Technology was nil, 11.0% and 12.0% for 2009, 2010 and 2011, respectively.

During 2011, the Beijing Municipal State Tax Bureau clarified the tax policy with the SAT in relation to the “three-year exemption, three-year 50.0% reduction” tax holiday that was implemented for entities which qualified for the HNTE status in the Zhongguancun Science Park (“ZSP”) and reached a verbal agreement with the SAT that Circular 157 is not applicable to the entities registered in the ZSP. As a result, the applicable income tax rates for SouFun Network, Beijing Technology, and Beijing JTX Technology, our subsidiaries registered in the ZSP, each of which qualified for the HNTE status, were entitled to be 7.5%, 7.5%, 7.5% for 2010 and 2011 and 15.0%, 15.0%, 7.5% for 2012, respectively. Accordingly, income tax expenses of US$7.5 million were reversed in 2011 for the cumulative effect of unnecessarily applying Circular 157 during the 2009 and 2010. The reversed tax expenses consisted of current income tax expenses of US$4.8 million and deferred tax expenses of US$2.7 million.

On March 26, 2012, Beijing Hong An and Beijing Tuo Shi, obtained the certificates of “Software Enterprise” with effect from January 1, 2011. Accordingly, the two subsidiaries were entitled to two-year enterprise income tax exemption for 2011 and 2012 and reduced enterprise income tax rate of 12.5% for 2013, 2014 and 2015. As a result of the change in tax status of the two subsidiaries, we reversed income tax expenses of US$1.6 million in 2012 for the cumulative effect of applying the statutory tax rate of 25.0% during 2011. The reversed tax expenses consisted of current income tax expense of US$1.2 million and deferred tax expense of US$0.4 million.

In September 2013, the PRC tax bureau granted SouFun Media and SouFun Network a reduced withholding tax rate of 5% on earnings to be distributed between years 2013 and 2015. Therefore, deferred tax liabilities related to the undistributed earnings of SouFun Media and SouFun Network amounting to US$15,101 was reversed during the nine months ended September 30, 2013 for the cumulative effect of applying 10% tax rate to the earnings attributable to Soufun Media and Soufun Network.

Critical accounting policies

For our critical accounting policies, please see ‘‘Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies’’ in our 2012 Annual Report on Form 20-F. We have not made material changes to our critical accounting policies since December 31, 2012.

Results of operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated.

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2012		2011		2010		2013		2012
	U.S. $	% of total net revenues	U.S. $	% of total net revenues	U.S. $	% of total net revenues	U.S. $	% of total net revenues	U.S. $	% of total net revenues
	(in thousands, except percentages)
Revenues
Marketing services	$249,861	58.1%	$246,634	71.7%	$167,711	74.7%	$181,245	43.1%	$169,627	60.0%
E-commerce services	102,162	23.8%	24,170	7.0%	—	—	121,029	28.8%	62,052	21.9%
Listing services	72,874	16.9%	67,125	19.6%	40,355	18.0%	111,568	26.5%	46,781	16.5%
Other value-added services	5,361	1.2%	5,897	1.7%	3,001	1.3%	6,384	1.6%	4,261	1.6%
Other value-added products	—	—	—	—	13,423	6.0%	—	—	—	—

Total revenues	430,258	100.0%	343,826	100.0%	224,490	100.0%	420,226	100.0%	282,721	100.0%

Cost of revenues
Cost of services	(80,863)	(18.8)%	(66,571)	(19.4)%	(49,120)	(21.9)%	(74,686)	(17.8)%	(55,549)	(19.6)%
Cost of other value-added products	—	—	—	—	(12,891)	(5.7)%	—	—	—	—

Total cost of revenues	(80,863)	(18.8)%	(66,571)	(19.4)%	(62,011)	(27.6)%	(74,686)	(17.8)%	(55,549)	(19.6)%

Gross profit	349,395	81.2%	277,255	80.6%	162,479	72.4%	345,540	82.2%	227,172	80.4%
Operating expenses
Selling expenses	(80,056)	(18.6)%	(67,207)	(19.5)%	(42,512)	(18.9)%	(67,112)	(16.0)%	(52,241)	(18.5)%
General and Administrative expenses	(70,780)	(16.5)%	(69,611)	(20.3)%	(41,547)	(18.5)%	(55,223)	(13.1)%	(46,375)	(16.4)%
Other income	—	—	—	—	—	—	441	0.1%	—	—

Operating income	198,559	46.1%	140,437	40.8%	78,420	34.9%	223,646	53.2%	128,556	45.5%
Foreign exchange (loss) income	90	0.0%	1	0.0%	(462)	(0.2)%	2	0.0%	78	0.0%
Realized gain—trading securities	—	—	263	0.1%	282	0.1%	—	—	—	—
Interest income	19,406	4.5%	10,483	3.0%	2,390	1.1%	19,525	4.6%	13,951	4.9%
Interest Expense	(11,630)	(2.7)%	(4,026)	(1.2)%	—	—	(10,187)	(2.4)%	(8,036)	(2.8)%
Government Grant	1,298	0.3%	1,399	0.4%	740	0.3%	3,245	0.8%	1,104	0.4%
Other-than-temporary impairment on available-for-sale security	(14)	(0.0)%	(4,343)	(1.3)%	—	—	—	—	(14)	(0.0)%
Realized gain—available-for-sale securities	—	—	—	—	—	—	821	0.2%	—	—
Gain on bargain purchase	—	—	—	—	—	—	102	0.0%	—	—

Income before income taxes and noncontrolling interests	207,709	48.3%	144,214	41.9%	81,370	36.2%	237,154	56.4%	135,639	48.0%
Income tax expenses	(55,905)	(13.0)%	(42,617)	(12.4)%	(18,222)	(8.1)%	(50,566)	(12.0)%	(39,595)	(14.0)%

Net income	$151,804	35.3%	$101,597	29.5%	$63,148	28.1%	$186,588	44.4%	$96,044	34.0%

Net income (loss) attributable to noncontrolling interests	(6)	(0.0)%	(28)	(0.0)%	40	0.0%	71	0.0%	—	—
Net income attributable to SouFun Holdings Limited’s shareholders	151,810	35.3%	101,625	29.6%	63,108	28.1%	186,517	44.4%	96,044	34.0%

Other comprehensive income, net of tax
Foreign currency translation adjustments	1,378	0.3%	10,839	3.2%	5,344	2.4%	13,219	3.1%	(2,445)	(0.9)%
Unrealized (loss) gain on available-for-sale security	743	0.2%	—	—	(721)	(0.3)%	78	0.0%	700	0.2%
Realized gain on available-for-sale security	—	—	—	—	—	—	(821)	(0.2)%	—	—
Reclassification adjustment for loss included in net income	—	—	721	0.2%	—	—	—	—	—	—
Other comprehensive income, net of tax	2,121	0.5%	11,560	3.4%	4,623	2.1%	12,476	3.0%	(1,745)	(0.6)%

Comprehensive income	153,925	35.8%	113,157	32.9%	67,771	30.2%	199,064	47.4%	94,299	33.4%

Comprehensive income (loss) attributable to noncontrolling interests	(6)	(0.0)%	(28)	(0.0)%	40	0.0%	84	0.0%	—	—
Comprehensive income attributable to SouFun Holdings Limited’s shareholders	$153,931	35.8%	$113,185	32.9%	$67,731	30.2%	$198,980	47.4%	$94,299	33.4%

Share-based compensation expenses included in:
Cost of revenues	$1,162	0.3%	$1,103	0.3%	$749	0.3%	$858	0.2%	$624	0.2%
Selling expenses	1,626	0.4%	1,506	0.4%	1,035	0.5%	1,219	0.3%	859	0.3%
General and administrative expenses	4,361	1.0%	4,561	1.3%	3,291	1.5%	3,158	0.8%	2,513	0.9%

Nine months ended September 30, 2013 compared to nine months ended September 30, 2012

Revenues

Our revenues increased by 48.6% from US$282.7 million in the nine months ended September 30, 2012 to US$420.2 million in the nine months ended September 30, 2013. This increase in revenues was primarily driven by the growth of SouFun membership services and listing services.

Marketing services. Revenues from marketing services increased by 6.8% from US$169.6 million in the nine months ended September 30, 2012 to US$181.2 million in the nine months ended September 30, 2013.

E-commerce services. Revenues from e-commerce services increased 95.0% from US$62.1 million in the nine months ended September 30, 2012 to US$121.0 million in the nine months ended September 30, 2013. This increase in revenues was primarily due to primarily due to expansion of SouFun membership services in existing and new geographic markets.

Listing services. Revenues from our listing services increased by 138.5% from US$46.8 million in the nine months ended September 30, 2012 to US$111.6 million in the nine months ended September 30, 2013, primarily due to a 180.5% increase in revenues from basis listing services from US$35.7 million to US$100.2 million over the same periods driven by a substantial growth in our paying agent subscribers.

Other value-added services and products. Revenues from other value-added services and products increased by 49.8% from US$4.3 million in the nine months ended September 30, 2012 to US$6.4 million in the nine months ended September 30, 2013. This increase was primarily due to the increased data demand from subscribers in major cities in China.

Cost of revenues

Our cost of revenues as a percentage of our total revenues was 19.6% and 17.8% in the nine months ended September 30, 2012 and 2013, respectively. Our cost of revenues increased by 34.5% from US$55.5 million in the nine months ended September 30, 2012 to US$74.7 million in the nine months ended September 30, 2013. This increase was primarily due to (1) an increase in staff costs from US$24.1 million in the nine months ended September 30, 2012 to US$29.6 million in the nine months ended September 30, 2013, due to our hiring of editorial staff and customer service personnel throughout 2013 to support our growth, and (2) an increase in business taxes, value-added taxes and surcharges from US$19.3 million in the nine months ended September 30, 2012 to US$27.6 million in the nine months ended September 30, 2013 and other expenses primarily due to our business growth.

Gross profit and gross margin

As a result of the foregoing, our gross profit increased by 52.1% from US$227.2 million in the nine months ended September 30, 2012 to US$345.5 million in the nine months ended September 30, 2013. Our gross margin increased slightly from 80.4% in the nine months ended September 30, 2012 to 82.2% in the nine months ended September 30, 2013.

Operating expenses

Our operating expenses increased by 24.1% from US$98.6 million in the nine months ended September 30, 2012 to US$122.3 million in the nine months ended September 30, 2013. The increase in our operating expenses was attributable to increases in staff costs as our headcount increased.

Selling Expenses. Our selling expenses increased by 28.5% from US$52.2 million in the nine months ended September 30, 2012 to US$67.1 million in the nine months ended September 30, 2013, primarily due to an increase in staff costs. Staff costs increased by 28.2% from US$29.7 million in the nine months ended September 30, 2012 to US$38.0 million in the nine months ended September 30, 2013, mainly due to the hiring of additional sales and marketing personnel to support our business growth.

General and Administrative Expenses. Our general and administrative expenses increased by 19.1% from US$46.4 million in the nine months ended September 30, 2012 to US$55.2 million in the nine months ended September 30, 2013. This increase was primarily due to an increase in staff costs, which increased by 22.2% from US$20.0 million in the nine months ended September 30, 2012 to US$24.4 million in the nine months ended September 30, 2013, primarily due to our hiring of additional staff.

Operating Income and Operating Margin

Our operating income increased by 74.0% from US$128.6 million in the nine months ended September 30, 2012 to US$223.6 million in the nine months ended September 30, 2013. Our operating margin increased from 45.5% in the nine months ended September 30, 2012 to 53.2% in the nine months ended September 30, 2013, driven by the revenue growth and effective cost control.

Foreign Exchange Gain

We had a foreign exchange gain of $0.1 million in the nine months ended September 30, 2012 due to the appreciation of the Renminbi. We had a de minimis foreign exchange gain in the nine months ended September 30, 2013, primarily.

Interest Income

Our interest income increased by 40.0% from US$14.0 million in the nine months ended September 30, 2012 to US$19.5 million in the nine months ended September 30, 2013, mainly due to our increased bank deposits.

Interest Expenses

Our interest expenses increased by 26.8 % from US$8.0 million in the nine months ended September 30, 2012 to US$10.2 million in the nine months ended September 30, 2013, primarily due to our increased bank borrowings in the nine months ended September 30, 2013.

Other-than-temporary Impairment on Available-for-sale Security

We had de minimis other-than-temporary impairment on available-for-sale security in the nine months ended September 30, 2012, as compared with nil in the nine months ended September 30, 2013.

Realized gain on Available-for-sale Security

Realized gain of $821,000 was recognized in the nine months ended September 30, 2013 due to the subsequent recover of the share price of SYSWIN Inc upon the disposal of the investment.

Government Grants

Our government grants, which consisted of refund on business taxes and government subsidy, totaled US$1.1 million in the nine months ended September 30, 2012 and US$3.2 million in the nine months ended September 30, 2013.

Gain on bargain purchase

The excess of the fair value of the identifiable net assets acquired over the cost of BaoAn Acquisition as of the acquisition date of US$102,000 was recognized as a gain on bargain purchase in the nine months ended September 30, 2013.

Income before Income Taxes and Noncontrolling Interest

As a result of the foregoing, our income before income taxes and noncontrolling interest increased by 74.8% from US$135.6 million in the nine months ended September 30, 2012 to US$237.2 million in the nine months ended September 30, 2013.

Income Tax Expenses

Our income tax expenses increased by 27.7% from US$39.6 million in the nine months ended September 30, 2012 to US$50.6 million in the nine months ended September 30, 2013, while the effective tax rate decreased from 29.2% in the nine months ended September 30, 2012 to 21.3% in the nine months ended September 30, 2013. The increase in our tax expenses was principally due to our increased income before income taxes, and the decrease in our effective tax rate was mainly due to reversal of $15.1 million of income tax expenses as earnings attributable to SouFun Media and SouFun Network being now subject to a lower withholding tax rate of 5% upon distribution to their respective immediate investment companies for the three years commencing 2013 upon receipt of the approval from relevant tax authority in September 2013.

Net Income Attributable to Our Noncontrolling Interests

Net income attributable to our noncontrolling interests was nil in the nine months ended September 30, 2012, as compared with net income of US$0.07 million in the nine months ended September 30, 2013.

Net Income Attributable to SouFun Holdings Limited Shareholders

As a result of the foregoing, our net income attributable to our shareholders increased by 94.2% from US$96.0 million in the nine months ended September 30, 2012 to US$186.5 million in the nine months ended September 30, 2013. Our net income margin increased from 34.0% in the nine months ended September 30, 2012 to 44.4% in the nine months ended September 30, 2013.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. Although we have not in the past been materially affected by inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China.

Recently issued accounting pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” The amendments do not change the current requirements for reporting net income or other comprehensive income in financial statements. However, the amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. We adopted the amendments effective January 1, 2013. The adoption of ASU 2013-2 did not have a significant effect on our consolidated financial statements.

Liquidity and capital resources

Historically, we have financed our operations primarily through internally generated cash equity financings and bank borrowings. As of September 30, 2013, we had approximately US$294.4 million in cash and cash equivalents. Our cash and cash equivalents primarily consist of cash and bank deposits. All of our investments with original stated maturities of 90 days or less are classified as cash and cash equivalents. Of our cash and cash equivalents as of September 30, 2013, US$178.0 million was held inside the PRC and US$116.4 million was held outside of the PRC. Of the US$178.0 million held inside the PRC, US$41.7 million was held by our consolidated controlled entities and US$136.3 million was held by our subsidiaries. See “Risk Factors—Risks related to doing business in China—We rely primarily on dividends and other distributions on equity paid by our subsidiaries, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business as well as our liquidity” and “—Government control of currency conversion may limit our ability to utilize our revenues effectively” in our 2012 Annual Report on Form 20-F for additional discussion. All of our investments with original stated maturities of greater than 90 days and less than 365 days are classified as short-term investments. As of December 31, 2010, 2011, 2012 and September 30, 2013, we had short-term investments of US$62.4 million, US$8.6 million, US$26.8 million and US$26.3 million, respectively.

As of September 30, 2013, we had U.S. dollar-denominated short-term borrowings of US$270.7 million, consisting of bank borrowings of US$50.0 million and US$220.7 million from financial institutions in Singapore and Hong Kong, respectively. These bank borrowings are repayable on demand and bear interest at interest rates ranging from LIBOR plus 1.9% to LIBOR plus 2.7%. These bank borrowings are secured by bank deposits of approximately US$55.4 million and US$247.2 million, respectively, placed with financial institutions in the PRC. The cash deposits pledged for the bank borrowings will be released after we repay the bank borrowings in full. These pledged deposits are classified as restricted cash on our consolidated balance sheets.

As of September 30, 2013, we had U.S. dollar-denominated long-term borrowings of US$180.8 million, obtained from financial institutions in the United States, which are due in the third quarter of 2015 and 2016. These borrowings bear an interest rate of LIBOR plus 1.7% to LIBOR plus 2.6% and are secured by bank deposits of US$206.5 million placed with financial institutions in the PRC. The cash deposits pledged for the bank borrowings will be released after we repay the bank borrowings in full. These pledged deposits are classified as restricted cash on our consolidated balance sheets They are not available for withdrawal or our general use until after the corresponding bank loans are repaid.

We believe that our working capital is sufficient for our present requirements. We may, however, seek additional cash resources due to changed business conditions or other future developments, including selling additional debt securities or additional equity securities or obtaining credit facilities to meet our cash needs. See “Risk factors— Risks relating to our ADSs—We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders, while the incurrence of debt may impose restrictions on our operations” in our 2012 Annual Report on Form 20-F.

Cash flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2012	2011	2010	2013	2012
	(U.S. dollars, in thousands)
Consolidated statements of cash flows data
Net cash generated from operating activities	$218,893	$157,701	$106,510	$265,689	$127,091
Net cash used in investing activities	(129,294)	(20,231)	(46,096)	(16,564)	(632)
Net cash generated from (used in) financing activities	(122,600)	(163,662)	14,404	(77,631)	(141,312)
Net increase (decrease) in cash and cash equivalents	(32,247)	(21,106)	79,281	176,215	(15,372)
Cash and cash equivalents at beginning of year	150,414	171,520	92,239	118,167	150,414
Cash and cash equivalents at end of year	118,167	150,414	171,520	294,382	135,042

Net cash generated from operating activities

We had a net cash generated by operating activities of US$265.7 million in the nine months ended September 30, 2013, which was primarily attributable to our net income of US$186.6 million during this period, an increase in accrued expenses and other liabilities of US$21.1 million primarily attributable to an increase in unrecognized tax benefits, related interest and penalties, increase in deferred revenue of US$61.8 million primarily due to more advances from our marketing and basic listing customers, and US$60.0 million increase in customers’ refundable fees primarily due to expansion of SouFun membership services in existing and new cities. This was partially offset by an increase of US$42.0 million in accounts receivable and US$47.6 million in funds receivable due to the expansion of our business operations.

We had net cash generated by operating activities of US$127.1 million in the nine months ended September 30, 2012, which was primarily attributable to our net income of US$96.0 million during this period, an increase in accrued expenses and other liabilities of US$20.1 million primarily attributable to an increase in unrecognized tax benefits, related interest and penalties and an increase in deferred revenue of US$27.7 million primarily due to more advances from our marketing and basic listing customers. This was partially offset by an increase of US$36.8 million in accounts receivable and US$14.9 million in funds receivable due to the expansion of our business operations.

Net cash used in investing activities

Our net cash used in investing activities was US$16.6 million for the nine months ended September 30, 2013. This was primarily attributable to a US$12.8 million increase in prepayment for the acquisition from China BaoAn Group Co., Ltd. of the entire equity interests in three companies that own and operate a property located in Shanghai, China, a US$10.0 million increase in short-term investments in the form of fixed-rate time deposits in China, a US$4.8 million increase in property and equipment. These amounts were partially offset by an increase in cash proceeds received from the maturity of short-term investments of US$9.6 million relating to our fixed-rate time deposits in China and proceeds from the disposal of available-for-sale security of US$1.5 million.

Our net cash used in investing activities was US$0.6 million for the nine months ended September 30, 2012. This was primarily attributable to short-term investments of US$33.3 million in the form of fixed-rate time deposits in China and US$16.0 million spent in purchases of property and equipment primarily consisting of commercial properties in Sanya, Hainan Province, China. These amounts were partially offset by cash proceeds received due to the maturity of short-term investments of US$31.6 million relating to our fixed-rate time deposits in China and proceeds of US$26.1 million from collection of loans to Beijing Pujin Finance Company and Dandong Yuanlong Villa Management Company, both independent third parties.

Net cash generated from (used in) financing activities

Our net cash used in financing activities was US$77.6 million in the nine months ended September 30, 2013, primarily due to dividend payments to our shareholders of US$81.0 million and an increase in restricted cash pledged security for bank borrowings of US$108.7 million. These amounts were partially offset by proceeds from long-term bank borrowings of US$100.0 million and proceeds from the exercise of share options of US$21.6 million. We borrowed long-term bank borrowings of US$100.0 million in July 2013 and applied a substantial majority of the proceeds to pay dividends to our shareholders.

Our net cash used in financing activities was US$141.3 million in the nine months ended September 30, 2012, primarily due to dividend payments to our shareholders of US$131.0 million and restricted cash US$110.0 million pledged as security for bank borrowings. These amounts were partially offset by proceeds from short-term bank borrowings of US$15 million, proceeds from long-term bank borrowings of US$80.8 million and proceeds from the exercise of share options of US$6.3 million.

Capital expenditures

Our capital expenditures were US$4.8 million and US$16.1 million in the nine months ended September 30, 2013 and September 30, 2012, respectively. Our capital expenditure in the first nine months of 2013 was primarily due to the payment of the remaining consideration for acquiring the BaoAn Building in Shanghai, China. Our capital expenditure in the first nine months of 2012 was primarily due to the purchase of certain commercial properties in Sanya, Hainan province, China. We expect our capital expenditures to increase in the future as our business continues to develop and expand as we make further improvements to our websites and our services.

Contractual obligations

The following table sets forth our contractual obligations as of September 30, 2013:

	Payment Due by Period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
	(U.S. dollars, in thousands)
Operating lease commitments	$22,777	$8,939	$10,909	$2,929	—
Loan principal and interest expense obligation	468,215	203,664	264,551	—	—

Our loan principal and interest expense obligations relate to our US-dollar denominated bank borrowings of US$50.0 million, US$220.7 million and US$180.8 million obtained from financial institutions in Singapore, Hong Kong and New York. These bank borrowings are secured by bank deposits of approximately US$55.4 million, US$247.2 million and US$206.5 million, respectively, placed with financial institutions in the PRC. These pledged deposits are classified as restricted cash on our consolidated balance sheets. These bank borrowings are repayable on demand and bear interest at interest rates ranging from LIBOR plus 1.7% to LIBOR plus 2.7%.

Off-balance sheet arrangements

We do not currently have any outstanding off-balance sheet arrangements or commitments. We have no plans to enter into transactions involving, or otherwise form relationships with, unconsolidated entities or financial partnerships established for the purpose of facilitating off-balance sheet arrangements or commitments.

Related Party Transactions

The Company has engaged in certain related party transactions in the aggregate of US$993,000 in the nine months ended September 30, 2012 and US$863,000 for the nine months ended September 30, 2013.